SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Material Fact

São Paulo, March 23, 2015 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), (“GOL” or the “Company”), the largest low-cost and best-fare airline company in Latin America, in compliance with article 157, §4 of Law no. 6,404/76 and CVM Instruction no. 358/2002, in addition to the Material Fact dated January 21, 2015, hereby announces the approval by its shareholders, on the Special General Meeting held on this date, of the proposal to improve the Company’s capitalization capacity, including the common stock split and amendments to the Bylaws to improve corporate governance (the “Operation”).

Shareholders representing 81.70% of the capital stock of the Company attended or were represented at the meeting, including holders of 100% of common shares and 62.79% of preferred shares. Shareholders representing 51.51% of the outstanding preferred shares (excluding the controlling shareholder and management of the Company) attended or were represented at the meeting and voted in favor of the Operation.

More than 99% votes cast approved the proposal and  the voting occurred in two phases.  Every shareholder present or represented at the meeting, irrespectively of the class of its share, was entitled to vote.

BMF&BOVESPA granted exceptional treatment the Company today, according to item 14.4 of the Regulation of Level 2 Corporate Governance of BM&FBOVESPA (“Regulation”) to allow for the Minimum Percentage of Shares Outstanding (as defined in the Regulation) to be calculated considering the preferred shares issued by the Company, under the condition that the Minimum Percentage of Shares Outstanding be 50% of preferred shares.

The Bylaws approved at the meeting was made available on this date through the website of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) and is also available in our headquarters and on the Company’s website: www.voegol.com.br/ir.

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BMF&BOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and best-fare airline in Latin America, offers around 910 daily flights to 71 destinations, 15 international, in South America, the Caribbean and the United States, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 700 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

1	GOL Linhas Aéreas Inteligentes S.A

2	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.